

August 1, 2013

<u>Via E-mail</u>
Brenda Galgano
Chief Financial Officer
Vitamin Shoppe, Inc.
2101 91st Street
North Bergen, New Jersey 07047

> **Re: Vitamin Shoppe, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 26, 2013**
> **File No. 1-34507**

Dear Ms. Galgano:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>General Definitions for Operating Results, page 24</u>

1. We assume you do not include internet or online sales in your calculation of comparable store sales. If our assumption is correct, then please expand your definition of comparable store sales accordingly.

<u>Gross Profit, page 26</u>

2. With a view towards increased transparency, please tell us what consideration you gave to providing insight into how future integration costs related to your recently completed acquisition of Super Supplements will impact your results of operations and gross margin. In this regard, we note your discussion of acquisition and integration costs in the first quarter Form 10-Q of fiscal 2013. We assume you have estimated or determined a range of total integration costs. If our assumption is correct, and to the extent material, then please provide further insight and disclosure about these costs in your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief